Exhibit 12

Anheuser-Busch Companies, Inc. and Subsidiaries

Consolidated Ratio of Earnings to Fixed Charges

The following table sets forth the company’s ratio of earnings to fixed charges, on a consolidated basis for the periods indicated (in millions):

	Six Months Ended June 30		Year Ended December 31
	2007	2006	2006	2005	2004	2003	2002
Earnings
Consolidated pretax income	$1,393.1	$1,379.6	$2,276.9	$2,057.4	$2,812.1	$2,643.9	$2,473.2
Dividends received from equity investees	403.1	240.0	247.0	210.1	179.0	169.2	46.7
Net interest capitalized	6.4	5.1	10.8	8.3	7.7	3.3	10.8
Fixed charges	262.5	253.8	498.5	502.3	471.1	442.6	406.8
Adjusted earnings	$2,065.1	$1,878.5	$3,033.2	$2,778.1	$3,469.9	$3,259.0	$2,937.5

Fixed Charges
Interest expense	$239.6	$230.3	$451.3	$454.5	$426.9	$401.5	$368.7
Interest portion of rent expense 1/	20.1	20.8	41.9	42.5	38.9	36.3	34.1
Amortization of deferred debt issuance costs	2.8	2.7	5.3	5.3	5.3	4.8	4.0
Total fixed charges	$262.5	$253.8	$498.5	$502.3	$471.1	$442.6	$406.8
Ratio	7.9X	7.4X	6.1X	5.5X	7.4X	7.4X	7.2X

1/           The interest portion of rent expense is calculated as one-third of total rents paid.